Exhibit 99.4

Press Release

Citeo, Total, Recycling Technologies, Mars and Nestlé Join Forces to Develop Chemical Recycling of Plastics in France

Paris, December 10, 2019 – As part of Citeo’s call for projects to promote eco-design and recycling and recovery projects for plastic and paper in France, leading international energy company Total, plastic recycling technology provider Recycling Technologies, and global brands Nestlé and Mars today joined forces to develop an innovative industrial chemical recycling industry in France.

The first-of-a-kind consortium of world-leading players from across the plastic packaging value chain will examine the technical and economic feasibility of recycling complex plastic waste, such as small, flexible and multilayered food-grade packaging. These products are currently considered non-recyclable and are therefore either incinerated or disposed of in landfills.

“This ambitious project meets Citeo’s goal of finding end-to-end solutions for all packaging. New recycling technologies, such as chemical recycling, will take performance to the next level and accelerate the circular economy for post-consumer plastic waste, especially when it is complex,” commented Jean Hornain, Chief Executive Officer of Citeo. “Our initiative will be a key driver to deliver short- and medium-term solutions.”

“By addressing the circular economy challenges of food-grade plastics, chemical recycling is a perfect addition to our existing mechanical recycling activities,” said Bernard Pinatel, President Refining & Chemicals at Total. “The project announced today to develop an industrial sector involving major players in the packaging value chain is an important step in our ambition to produce 30% recycled polymers by 2030.”

“We are delighted to be the technology provider for this project,” said Elena Parisi, Sales & Marketing Director at Recycling Technologies. “This cross-sector partnership is a great example of the industry working together to bring about the changes necessary to make plastic sustainable. We must carve out a clear pathway that others in the value chain will follow to boost plastic recycling capacity in France and elsewhere.”

“We are delighted to join this cross-value-chain consortium to help identify the right system to recycle flexible plastic packaging,” said Kate Wylie, Global Vice President, Sustainability at Mars. “In line with Mars’s Circular Packaging Plan including the goal for 100% plastic packaging to be reusable, recyclable or compostable packaging by 2025, we plan to reduce unnecessary packaging, redesign for circularity and invest to close the loop. Identifying and investing in the right waste management systems is a critical part of the solution to address the plastic waste problem. We support this new pyrolysis project in France to help identify circular systems for post-consumer plastic packaging and consequently increase the scale of recycling across Europe.”

“We are aiming for 100% of our packaging to be reusable or recyclable by 2025. Combining our expertise in a collective project to improve recycling is something we need to do to tackle the global plastic issue,” said Mathieu Tuau, Head of Packaging and Sustainability at Nestlé France.

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About Total

Total is a major energy player that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major. www.total.com

About Citeo

Citeo was created by businesses to reduce the environmental impact of their packaging materials and paper by transforming them into resources. With its subsidiary Adelphe, Citeo provides advice and solutions to its customers — manufacturers, businesses, distributors and consumer services — to help them affordably meet their responsibilities related to end-of-life packaging materials and paper. Over the last 25 years, businesses have invested more than €9.5 billion to finance selective collection and to create recycling industries with municipalities and industrial and operating partners. Today, 70% of packaging materials and 59% of paper are recycled in France thanks to sorting, which has become the No. 1 community action for the environment. Acting to achieve real savings in resources in France, Citeo has set itself three priorities: simplify sorting to enable all French people to sort all their packaging and paper by 2022; innovate to invent new materials, recycling technologies, collection solutions and markets; and reduce the environmental impact of packaging and paper by supporting companies in implementing eco-design more widely.

About Mars, Incorporated

Mars is a family-owned business with more than a century of history making diverse products and offering services for people and the pets people love. With more than $35 billion in sales, the company is a global business that produces some of the world’s best-loved brands: M&M’s®, SNICKERS®, TWIX®, MILKY WAY®, DOVE®, PEDIGREE®, ROYAL CANIN®, WHISKAS®, EXTRA®, ORBIT®, 5™, SKITTLES®, UNCLE BEN’S®, and COCOAVIA®. Mars associates proudly take care of half of the world’s pets through our nutrition, health and services businesses such as Banfield Pet Hospitals™, BluePearl®, Linnaeus, AniCura, VCA™ and Pet Partners™. Headquartered in McLean, VA, Mars operates in more than 80 countries. The Mars Five Principles — Quality, Responsibility, Mutuality, Efficiency and Freedom — inspire our more than 125,000 associates to take action every day to help create a world tomorrow in which the planet, its people and pets can thrive. For more information about Mars, please visit www.mars.com. Join us on Facebook, Twitter, LinkedIn, Instagram and YouTube.

About Nestlé

“Enhancing quality of life and contributing to a healthier future” is Nestlé’s purpose. Our 300,000 employees are involved in helping to shape a better world and inspiring people to live healthier lives. This is how we contribute to society and ensure our long-term success. Business benefits and a positive social impact must be mutually reinforcing. This is the core of Nestlé’s commitments to lead the responsible food transition.

About Recycling Technologies

Recycling Technologies is creating value from plastic waste on a global scale. The company has developed the RT7000 unit to recycle plastic packaging, including films, bags and laminated plastics. The RT7000 transforms this plastic waste back into an oil, called Plaxx®, for use as a raw material in plastics manufacturing. The unit uses pyrolysis to crack waste plastic into Plaxx®. The RT7000 is designed to fit easily onto existing waste treatment sites in France and globally, providing a scalable solution to recycle waste plastic. For further information, please contact www.rtech.co.uk.

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Citeo Contacts

Media Relations: Laureen Bonnet l +33 1 81 69 05 97 l laureen.bonnet@citeo.com

Mars Contacts

Media Relations: donatienne.duvignau@effem.com l +33 6 23 20 00 91 l

Nestlé Contacts

Media Relations : Shan – Rachel Thannberger l +33 1.42.86.82.39

Investor Relations: shareregister@nestle.com

Recycling Technologies Contacts

Media Relations: bronwen.jameson@rtech.co.uk l +44 17 93 82 79 65

Investor Relations: manuel.ayerbe@rtech.co.uk l +44 17 93 82 79 65

Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.

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